February 15, 2006

VIA EDGAR

Jeffrey Werbitt

Attorney Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:                             Cruzan International, Inc. (the “Company”)
Schedule 13E-3, Amendment No. 2 filed by the Company, The Absolut Spirits Company, Inc., V&S Vin Sprit AB (publ) and Cruzan Acquisition, Inc. (together, the “Filing Persons”)

Amended Preliminary Proxy Statement on Schedule 14A
Filed February 8, 2006

Dear Mr. Werbitt:

On behalf of the Company, in the case of the above-referenced Preliminary Proxy Statement (the “Proxy Statement”), and on behalf of the Filing Persons in the case of the above-referenced Schedule 13E-3, we enclose for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 3 to said Preliminary Proxy Statement, together with exhibits (the “Amended Proxy Statement”), and Amendment No. 3 to said Schedule 13E-3, together with exhibits (the “Amended Schedule 13E-3”).

The Amended Proxy Statement and the Amended Schedule 13E-3 contain (i) revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the undersigned dated February 13, 2006 (the “Comment Letter”), (ii) certain conforming changes and (iii) revisions made at the request of the Company and/or one or more of the other Filing Persons.  The enclosed text of each of the Amended Proxy Statement and the Amended Schedule 13E-3 has been marked to reflect the changes thereto from the text as filed with the Commission on February 8, 2006.

For the Staff’s convenience, comments from the Staff’s Comment Letter are reproduced below with the responses of the Company and/or the Filing Persons, as appropriate.  All references to page numbers below refer to the pages of the marked versions of each of the Amended Proxy Statement and Amended Schedule 13E-3, as applicable.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

Background of the Merger, page 15

1.                                      We refer you to comment 5 issued on January 5, 2006 and comment 4 issued on February 3, 2006.  Although we note that you have revised your disclosure to describe how Houlihan Lokey’s preliminary presentations differ from its final report, we remind you that Item 9 of Schedule 13E-3 requires you to file all reports as exhibits to your filing.  In this regard, it does not appear that you have filed the reports related to Houlihan Lokey’s valuation analyses presented to the special committee on August 16, 2005 and August 31, 2005.  Please revise or advise.

The Filing Persons have included both draft preliminary reports as exhibits to the Filing Persons’ Amended Schedule 13E-3, but the Filing Persons do not intend to disseminate such documents with the Proxy Statement when it is mailed.  The Filing Persons also supplementally advise the Staff that, for the sake of consistency, and in order to decrease the length of the Proxy Statement and the costs associated with printing and mailing such Proxy Statement, the Filing Persons have chosen to remove both the September 28, 2005 report of Houlihan Lokey to the special committee and the November 29, 2005 update thereto from the annexes to the Proxy Statement.  Both the September 28, 2005 report and the November 29, 2005 update will be included as exhibits to the Amended Schedule 13E-3.

Recommendation of the Special Committee and the Prior Board of Directors, page 22

2.                                      We note that on January 18, 2006 the board (“Current Board”) affirmed its fairness determination and recommendation to security holders that was made by the board (“Prior Board”) on September 29, 2005.  However, it is unclear whether the conclusions and analyses regarding the approval, fairness determination and recommendation of the board of directors, as disclosed on pages 22-23, was conducted by the Prior Board or the Current Board.  Please revise to clarify.  To the extent that your reference to “the board of directors” refers to the Prior Board, please expand to also disclose the fairness conclusions and analyses conducted by the “Current Board.”  Alternatively, revise your disclosure to clarify that the Current Board adopted the conclusions and analyses of the Prior Board.  See Item 1014 of Regulation M-A.

The Filing Persons have made changes to the section “SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors” on pages 22 and 23 in response to the Staff’s comments, and have made conforming changes to “SUMMARY OF THE PROXY STATEMENT — Recommendation of the Board of Directors” on page 3 and “SPECIAL FACTORS — Background of the Merger” on page 20.

Information Concerning Cruzan Common Stock Transactions, page 59

3.                                      We refer you to your response to prior comment 8 that the Form 8-K on June 8, 2005 was “automatically” incorporated into the rights offering prospectus by reference.  However, it does not appear that Form S-2 “automatically” incorporates subsequently filed Exchange Act filings.  Accordingly, please advise of the basis for your belief that the Form 8-K was “automatically” incorporated or otherwise explain why the prospectus was not revised to disclose the transaction between V&S and Angostura.

Even though its rights offering prospectus contained language relating to its ability to forward incorporate Exchange Act filings by reference, the Company supplementally advises the Staff that it agrees, notwithstanding such language, that the filing by the Company of a Form 8-K Current Report on June 8, 2005 did not operate to automatically incorporate the information contained in the Company’s June 3, 2005 press release into the Company’s rights offering prospectus because old Form S-2 does not appear to have permitted forward incorporation by reference.  The statement included in the last response letter was therefore erroneous.  The Company did not formally amend its rights offering prospectus because it believed that the material information relating to both V&S’s announced purchase of Angostura’s Cruzan stock, as well as V&S’s announcement to treat the Company’s minority stockholders equitably, had been adequately disseminated through its own and V&S’s press announcements, as well as through the Company’s subsequent Form 8-K filing.  The Company believes that the success of the rights offering (approximately 99% of the basic subscription rights were exercised) supports this belief.

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The Company intends to file and release definitive proxy materials to the Company’s stockholders as soon as the Staff indicates that it has no further comments on the Amended Proxy Statement and the Amended Schedule 13E-3.  Therefore, please contact the undersigned directly at 561-650-0709 with any questions regarding this filing.

Sincerely,

Howard S. Burnston